Exhibit 99.1
News Release
FIS Reports First Quarter 2019 Results

•	GAAP revenue decreased 0.5 percent; organic revenue increased 5.1 percent

•	Diluted EPS of $0.45; Adjusted EPS increased 9.3 percent to $1.64

•	Company raises full-year organic revenue growth guidance

JACKSONVILLE Fla., April 30, 2019 - FIS™ (NYSE:FIS), a global leader in financial services technology, today reported first quarter 2019 results. The comparability of the Company’s first quarter results is impacted by the dissolution of the Brazilian JV and divestitures in 2018.

On a GAAP basis, revenue decreased 0.5 percent to $2,057 million from $2,066 million in the prior year quarter. Operating income increased to $315 million from $294 million in the prior year quarter, while operating income margin expanded 110 basis points to 15.3 percent. Net earnings attributable to common stockholders was $148 million for the quarter, or $0.45 per diluted share, compared to $0.54 per diluted share in the prior year quarter, a decrease of 16.7 percent.

On an adjusted basis, organic revenue increased 5.1 percent. Adjusted EBITDA increased to $729 million from $705 million in the prior year quarter, while adjusted EBITDA margin expanded 130 basis points to 35.4 percent. Adjusted net earnings attributable to common stockholders was $535 million, or $1.64 per diluted share, compared to $1.50 per diluted share in the prior year quarter, an increase of 9.3 percent.

“We are pleased to announce a very strong start to the year driven by robust, ongoing demand for our solutions,” said Gary Norcross, FIS chairman, president and chief executive officer. “Our top-line growth is continuing to accelerate as we deliver long-term value to our clients and shareholders. We are very excited about the pending combination with Worldpay and are focused on closing the transaction in the third quarter of 2019.”

Segment Information

•	Integrated Financial Solutions (IFS):

On a GAAP basis, revenue increased 6.4 percent to $1,129 million from $1,061 million in the prior year quarter. Organic revenue increased 7.3 percent. Adjusted EBITDA increased to $499 million from $451 million in the prior year quarter, and adjusted EBITDA margin was 44.1 percent, representing expansion of 160 basis points.

•	Global Financial Solutions (GFS):

On a GAAP basis, revenue decreased 6.9 percent to $863 million from $927 million in the prior year quarter. Organic revenue increased 2.4 percent. Adjusted EBITDA increased to $309 million from $305 million in the prior year quarter, and adjusted EBITDA margin was 35.8 percent, representing expansion of 290 basis points.

•	Corporate / Other:

On a GAAP basis, revenue decreased 17.3 percent to $65 million compared to $78 million in the prior year quarter. Organic revenue increased 4.1 percent. Adjusted EBITDA loss was $79 million and is inclusive of $92 million of corporate expenses.

Balance Sheet and Cash Flows

As of March 31, 2019, cash and cash equivalents totaled $576 million and debt outstanding totaled $9,215 million with an effective weighted average interest rate of 3.3 percent. Net cash provided by operating activities was $294 million and free cash flow was $249 million for the quarter.

The Company repurchased 3.9 million common shares in January 2019 at a total cost of approximately $400 million. Approximately $2,280 million remained under the existing share repurchase authorization as of March 31, 2019. The Company paid dividends of $113 million in the quarter.

Full-Year 2019 Guidance Revised

The decrease in guidance for diluted EPS and net earnings margin expansion is primarily driven by non-recurring expenses associated with the announced Worldpay transaction which were not included in the previous GAAP guidance. Earnings guidance is solely for FIS and does not include any future Worldpay revenue or expenses, except certain transaction specific costs incurred by FIS.

2019 GAAP Guidance

•	Consolidated GAAP revenue increase of 0.0 to 0.5 percent

•	Net earnings margin expansion of 210 to 350 bps

•	Diluted EPS of $3.15 to $3.55

2019 Non-GAAP Guidance

•	Consolidated organic revenue increase of 4.0 to 4.5 percent

•	Adjusted EBITDA margin expansion of 150 to 200 bps

•	Adjusted EPS of $7.35 to $7.55

Webcast

FIS will sponsor a live webcast of its earnings conference call with the investment community beginning at 8:30 a.m. (EDT) Tues., April 30, 2019. To access the webcast, go to the Investor Relations section of FIS’ homepage, www.fisglobal.com. A replay will be available after the conclusion of the live webcast.

Use of Non-GAAP Financial Information

Generally Accepted Accounting Principles (GAAP) is the term used to refer to the standard framework of guidelines for financial accounting in the United States. GAAP includes the standards, conventions, and rules accountants follow in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, we have provided certain non-GAAP financial measures.

These non-GAAP measures include adjusted revenue, constant currency revenue, organic revenue increase/decrease, EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net earnings (including per share amounts), adjusted cash flows from operations and free cash flow. These non-GAAP measures may be used in this release and/or in the attached supplemental financial information.

We believe these non-GAAP measures help investors better understand the underlying fundamentals of our business. As further described below, the non-GAAP revenue and earnings measures presented eliminate items management believes are not indicative of FIS’ operating performance. The constant currency and organic revenue increase/decrease measures adjust for the effects of exchange rate fluctuations, while organic revenue increase/decrease also adjusts for acquisitions and divestitures, giving investors further insight into our performance. Finally, the non-GAAP cash flow measures provide further information about the ability of our business to generate cash. For these reasons, management also uses these non-GAAP measures in its assessment and management of FIS’ performance.

Adjusted revenue consists of revenue, increased to reverse the purchase accounting deferred revenue adjustment made upon the acquisition of SunGard. The deferred revenue adjustment represents revenue that would have been recognized in the normal course of business by SunGard under GAAP but was not recognized due to GAAP purchase accounting adjustments. The deferred revenue adjustment in purchase accounting was made entirely in the Corporate and Other segment; reported GAAP results for the IFS and GFS segments are not affected by this adjustment and, therefore, no adjusted revenue is presented for these segments.

Constant currency revenue represents (i) adjusted revenue, as defined above, in respect of the consolidated results and the Corporate and Other segment and (ii) reported revenue in respect of the IFS and GFS segments, in each case excluding the impact of fluctuations in foreign currency exchange rates in the current period.

Organic revenue increase/decrease is constant currency revenue, as defined above, for the current period compared to an adjusted revenue base for the prior period, which is further adjusted to add pre-acquisition revenue of acquired businesses for a portion of the prior year matching the portion of the current year for which the business was owned, and subtract pre-divestiture revenue for divested businesses for the portion of the prior year matching the portion of the current year for which the business was not owned, for any acquisitions or divestitures by FIS.

EBITDA reflects earnings from continuing operations before interest, taxes, depreciation and amortization.

Adjusted EBITDA is EBITDA, as defined above, excluding certain costs and other transactions which management deems non-operational in nature, the removal of which improves comparability of operating results across reporting periods. This measure is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. For this reason, adjusted EBITDA, as it relates to our segments, is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of non-GAAP financial measures under the Securities and Exchange Commission's Regulation G and Item 10(e) of Regulation S-K.

Adjusted EBITDA margin reflects adjusted EBITDA divided by adjusted revenue.

Adjusted net earnings excludes the impact of certain costs and other transactions which management deems non-operational in nature, the removal of which improves comparability of operating results across reporting periods. It also excludes the impact of depreciation and amortization and equity method investment earnings (loss), both of which are recurring.

Adjusted net earnings per diluted share, or Adjusted EPS, reflects adjusted net earnings from continuing operations divided by weighted average diluted shares outstanding.

Adjusted cash flows from operations reflect net cash provided by operating activities adjusted for the net change in settlement assets and obligations and exclude certain transactions that are closely associated with non-operating activities or are otherwise non-operational in nature and not indicative of future operating cash flows.

Free cash flow reflects adjusted cash flows from operations less capital expenditures. Free cash flow does not represent our residual cash flow available for discretionary expenditures, since we have mandatory debt service requirements and other non-discretionary expenditures that are not deducted from the measure.

Any non-GAAP measures should be considered in context with the GAAP financial presentation and should not be considered in isolation or as a substitute for GAAP measures. Further, FIS’ non-GAAP measures may be calculated differently from similarly titled measures of other companies. Reconciliations of these non-GAAP measures to related GAAP measures, including footnotes describing the specific adjustments, are provided in the attached schedules and in the Investor Relations section of the FIS website, www.fisglobal.com.

About FIS

FIS is a global leader in financial services technology, providing solutions and services to clients in the retail and institutional banking, payments, capital markets, asset management and wealth and retirement markets. Through the depth and breadth of our solutions portfolio, global capabilities and domain expertise, FIS serves clients in over 130 countries. Headquartered in Jacksonville, Florida, FIS employs more than 47,000 people worldwide and holds leadership positions in payment processing, financial software and banking solutions. Providing software, services and outsourcing of the technology that empowers the financial world, FIS is a Fortune 500 company and is a member of the Standard & Poor’s 500® Index.

Follow FIS on Facebook (facebook.com/FIStoday) and Twitter (@FISGlobal).

Forward-Looking Statements

This news release and today’s webcast contain “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about anticipated financial outcomes, including any earnings guidance of the Company, business and market conditions, outlook, foreign currency exchange rates, expected dividends and share repurchases, the Company’s sales pipeline and anticipated profitability and growth, as well as other statements about our expectations, beliefs, intentions, or strategies regarding the future, are forward-looking statements. These statements relate to future events and our future results, and involve a number of risks and uncertainties. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Any statements that refer to beliefs, expectations, projections or other characterizations of future events or circumstances and other statements that are not historical facts are forward-looking statements.

Actual results, performance or achievement could differ materially from those contained in these forward-looking statements. The risks and uncertainties that forward-looking statements are subject to include, without limitation:

•	the risk that the Worldpay transaction will not be completed or will not provide the expected benefits, or that we will not be able to achieve the cost or revenue synergies anticipated;

•	the risk that the integration of FIS and Worldpay will be more difficult, time-consuming or expensive than anticipated;

•	the risk of customer loss or other business disruption in connection with the Worldpay transaction, or of the loss of key employees;

•	the possible occurrence of an event, change or other circumstance that would give rise to the termination of the merger agreement;

•	the fact that unforeseen liabilities of FIS or Worldpay may exist;

•	the risk that acquired businesses will not be integrated successfully, or that the integration will be more costly or more time-consuming and complex than anticipated;

•	the risk that cost savings and other synergies anticipated to be realized from acquisitions may not be fully realized or may take longer to realize than expected;

•	the risk of doing business internationally;

•
changes in general economic, business and political conditions, including the possibility of intensified international hostilities, acts of terrorism, changes in either or both the United States and international lending, capital and financial markets, and currency fluctuations;

•
the effect of legislative initiatives or proposals, statutory changes, governmental or other applicable regulations and/or changes in industry requirements, including privacy and cybersecurity laws and regulations;

•
the risks of reduction in revenue from the elimination of existing and potential customers due to consolidation in, or new laws or regulations affecting, the banking, retail and financial services industries or due to financial failures or other setbacks suffered by firms in those industries;

•	changes in the growth rates of the markets for our solutions;

•	failures to adapt our solutions to changes in technology or in the marketplace;

•
internal or external security breaches of our systems, including those relating to unauthorized access, theft, corruption or loss of personal information and computer viruses and other malware affecting our software or platforms, and the reactions of customers, card associations, government regulators and others to any such events;

•
the risk that implementation of software (including software updates) for customers or at customer locations or employee error in monitoring our software and platforms may result in the corruption or loss of data or customer information, interruption of business operations, outages, exposure to liability claims or loss of customers;

•	the reaction of current and potential customers to communications from us or regulators regarding information security, risk management, internal audit or other matters;

•
competitive pressures on pricing related to the decreasing number of community banks in the U.S., the development of new disruptive technologies competing with one or more of our solutions, increasing presence of international competitors in the U.S. market and the entry into the market by global banks and global companies with respect to certain competitive solutions, each of which may have the impact of unbundling individual solutions from a comprehensive suite of solutions we provide to many of our customers;

•	the failure to innovate in order to keep up with new emerging technologies, which could impact our solutions and our ability to attract new, or retain existing, customers;

•	the failure to meet financial goals to grow the business in Brazil after the unwinding of the Brazilian Venture;

•	the risks of reduction in revenue from the loss of existing and/or potential customers in Brazil after the unwinding of the Brazilian Venture;

•	an operational or natural disaster at one of our major operations centers; and

•
other risks detailed in the “Risk Factors” and other sections of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in our other filings with the Securities and Exchange Commission.

Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition, results of operations and prospects. Accordingly, readers should not place undue reliance on these forward-looking statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Except as required by applicable law or regulation, we do not undertake (and expressly disclaim) any obligation and do not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between Fidelity National Information Services, Inc. (“FIS”) and Worldpay Inc (“Worldpay”). In connection with the proposed merger, FIS has filed with the SEC a registration statement on Form S-4 that will include the joint proxy statement of FIS and Worldpay and a prospectus of FIS, as well as other relevant documents regarding the proposed transaction. A definitive joint proxy statement/prospectus will also be sent to FIS shareholders and Worldpay stockholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/prospectus, as well as other filings containing information about FIS and Worldpay, may be obtained at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FIS at www.investor.fisglobal.com or by emailing info.investorrelations@fisglobal.com or from Worldpay by accessing Worldpay’s website at www.investor.worldpay.com or by emailing IR@worldpay.com.
Participants in the Solicitation

FIS and Worldpay and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FIS shareholders and Worldpay stockholders in respect of the transaction described in the joint proxy statement/prospectus. Information regarding FIS directors and executive officers is contained in FIS Proxy Statement on Schedule 14A, dated April 12, 2018, which is filed with the SEC. Information regarding Worldpay’s directors and executive officers is contained in Worldpay’s Proxy Statement on Schedule 14A, dated April 3, 2018, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For More Information

Ellyn Raftery, 904.438.6083	Peter Gunnlaugsson, 904.438.6603
Chief Marketing Officer	Senior Vice President
FIS Global Marketing and Corporate Communications	FIS Investor Relations
ellyn.raftery@fisglobal.com	pete.gunnlaugsson@fisglobal.com

Fidelity National Information Services, Inc.
Earnings Release Supplemental Financial Information
April 30, 2019

Exhibit A	Condensed Consolidated Statements of Earnings - Unaudited for the three months ended March 31, 2019 and 2018

Exhibit B	Condensed Consolidated Balance Sheets - Unaudited as of March 31, 2019 and December 31, 2018

Exhibit C	Condensed Consolidated Statements of Cash Flows - Unaudited for the three months ended March 31, 2019 and 2018

Exhibit D	Supplemental Non-GAAP Financial Information - Unaudited for the three months ended March 31, 2019 and 2018

Exhibit E	Supplemental GAAP to Non-GAAP Reconciliations - Unaudited for the three months ended March 31, 2019 and 2018

Exhibit F	Supplemental GAAP to Non-GAAP Reconciliations on Guidance - Unaudited for the year ended December 31, 2019

FIDELITY NATIONAL INFORMATION SERVICES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS — UNAUDITED
(In millions, except per share amounts)

Exhibit A

	Three months ended
	March 31,
	2019	2018
Revenue	$2,057	$2,066
Cost of revenue	1,381	1,414
Gross profit	676	652
Selling, general and administrative expenses	361	358
Operating income	315	294
Other income (expense):
Interest expense, net	(75)	(72)
Other income (expense), net	(52)	3
Total other income (expense), net	(127)	(69)
Earnings before income taxes and equity method investment earnings (loss)	188	225
Provision (benefit) for income taxes	32	34
Equity method investment earnings (loss)	(7)	(1)
Net earnings	149	190
Net (earnings) loss attributable to noncontrolling interest	(1)	(8)
Net earnings attributable to FIS common stockholders	$148	$182

Net earnings per share-basic attributable to FIS common stockholders	$0.46	$0.55
Weighted average shares outstanding-basic	323	330
Net earnings per share-diluted attributable to FIS common stockholders	$0.45	$0.54
Weighted average shares outstanding-diluted	326	334

FIDELITY NATIONAL INFORMATION SERVICES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS — UNAUDITED
(In millions, except per share amounts)

		Exhibit B

	March 31,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$576	$703
Settlement deposits	666	700
Trade receivables, net	1,451	1,472
Contract assets	123	123
Settlement receivables	346	281
Other receivables	150	166
Prepaid expenses and other current assets	299	288
Total current assets	3,611	3,733
Property and equipment, net	556	587
Goodwill	13,544	13,545
Intangible assets, net	3,019	3,132
Computer software, net	1,777	1,795
Other noncurrent assets	1,028	503
Deferred contract costs, net	538	475
Total assets	$24,073	$23,770

Liabilities and Equity
Current liabilities:
Accounts payable, accrued and other liabilities	$1,068	$1,099
Settlement payables	946	972
Deferred revenue	854	739
Short-term borrowings	600	267
Current portion of long-term debt	53	48
Total current liabilities	3,521	3,125
Long-term debt, excluding current portion	8,562	8,670
Deferred income taxes	1,351	1,360
Other long-term liabilities	681	326
Deferred revenue	55	67
Total liabilities	14,170	13,548
Equity:
FIS stockholders’ equity:
Preferred stock $0.01 par value	—	—
Common stock $0.01 par value	4	4
Additional paid in capital	10,844	10,800
Retained earnings	4,558	4,528
Accumulated other comprehensive earnings (loss)	(427)	(430)
Treasury stock, at cost	(5,083)	(4,687)
Total FIS stockholders’ equity	9,896	10,215
Noncontrolling interest	7	7
Total equity	9,903	10,222
Total liabilities and equity	$24,073	$23,770

FIDELITY NATIONAL INFORMATION SERVICES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — UNAUDITED
(In millions)

		Exhibit C

	Three months ended March 31,
	2019	2018
Cash flows from operating activities:
Net earnings	$149	$190
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	368	352
Amortization of debt issue costs	4	5
Loss (gain) on sale of businesses and investments	6	(7)
Stock-based compensation	19	20
Deferred income taxes	(10)	(14)
Net changes in assets and liabilities, net of effects from acquisitions and foreign currency:
Trade and other receivables	13	44
Contract assets	(1)	2
Settlement activity	(56)	2
Prepaid expenses and other assets	(117)	(43)
Deferred contract costs	(106)	(65)
Deferred revenue	110	69
Accounts payable, accrued liabilities and other liabilities	(85)	(201)
Net cash provided by operating activities	294	354

Cash flows from investing activities:
Additions to property and equipment	(37)	(54)
Additions to computer software	(108)	(118)
Net proceeds from sale of businesses and investments	43	49
Other investing activities, net	(41)	(4)
Net cash provided by (used in) investing activities	(143)	(127)

Cash flows from financing activities:
Borrowings	5,952	1,971
Repayment of borrowings and other financing obligations	(5,754)	(1,711)
Proceeds from exercise of stock options	62	98
Treasury stock activity	(423)	(424)
Dividends paid	(113)	(106)
Other financing activities, net	1	(1)
Net cash provided by (used in) financing activities	(275)	(173)

Effect of foreign currency exchange rate changes on cash	(3)	6
Net increase (decrease) in cash and cash equivalents	(127)	60
Cash and cash equivalents, at beginning of period	703	665
Cash and cash equivalents, at end of period	$576	$725

FIDELITY NATIONAL INFORMATION SERVICES, INC.
SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION — UNAUDITED
(In millions)

Exhibit D

	Three months ended March 31, 2018
	Integrated Financial Solutions	Global Financial Solutions	Corporate and Other	Consolidated
Revenue	$1,061	$927	$78	$2,066
Non-GAAP adjustments:
Acquisition deferred revenue adjustment (1)	—	—	2	2
Adjusted revenue	$1,061	$927	$80	$2,068

(1)	See note (3) to Exhibit E.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
SUPPLEMENTAL NON-GAAP ORGANIC REVENUE GROWTH — UNAUDITED
(In millions)

						Exhibit D (continued)

	Three months ended March 31,
	2019			2018
			Constant
			Currency	Adjusted	In Year	Adjusted	Organic
	Revenue	FX	Revenue	Revenue	Adjustments (1)	Base	Growth
Integrated Financial Solutions	$1,129	$1	$1,130	$1,061	$(8)	$1,053	7.3%
Global Financial Solutions	863	25	888	927	(60)	867	2.4%
Corporate and Other	65	—	65	80	(18)	62	4.1%
Total	$2,057	$26	$2,083	$2,068	$(86)	$1,982	5.1%

Amounts in table may not sum or calculate due to rounding.

(1)
In year adjustments primarily include removing revenue from the Certegy Check Services business unit in North America and the Reliance Trust Company of Delaware divestitures and the unwinding of the Brazilian Venture.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
SUPPLEMENTAL NON-GAAP CASH FLOW MEASURES — UNAUDITED
(In millions)

Exhibit D (continued)

	Three months ended
	March 31, 2019	March 31, 2018
Net cash provided by operating activities	$294	$354
Non-GAAP adjustments:
Acquisition, integration and other payments (1)	44	27
Tax payments on divestitures (2)	—	19
Settlement activity	56	(2)
Adjusted cash flows from operations	394	398
Capital expenditures	(145)	(172)
Free cash flow	$249	$226

Free cash flow reflects adjusted cash flows from operations less capital expenditures. Free cash flow does not represent our residual cash flows available for discretionary expenditures, since we have mandatory debt service requirements and other non-discretionary expenditures that are not deducted from the measure.

(1)
Adjusted cash flows from operations and free cash flow for the three months ended March 31, 2019 and 2018 exclude cash payments for certain acquisition, integration and other costs, net of related tax impact. The related tax impact totaled $10 million and $7 million for the three months ended March 31, 2019 and 2018, respectively.

(2)
Adjusted cash flows from operations and free cash flow exclude tax payments made in 2018 related to the sale of Capco consulting business and risk and compliance consulting business recognized during 2017.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
SUPPLEMENTAL GAAP TO NON-GAAP RECONCILIATIONS — UNAUDITED
(In millions, except per share amounts)

Exhibit E

	Three months ended
	March 31,
	2019	2018

Net earnings attributable to FIS common stockholders	$148	$182
Provision (benefit) for income taxes	32	34
Interest expense, net	75	72
Other, net	60	6

Operating income, as reported	315	294
FIS non-GAAP adjustments:
Depreciation and amortization (1)	368	352
Acquisition, integration and other costs (2)	46	57
Acquisition deferred revenue adjustment (3)	—	2
Adjusted EBITDA	$729	$705

See notes to Exhibit E.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
SUPPLEMENTAL GAAP TO NON-GAAP RECONCILIATIONS — UNAUDITED
(In millions, except per share amounts)

Exhibit E (continued)

	Three months ended
	March 31,
	2019	2018

Earnings before income taxes and equity method investment earnings (loss)	$188	$225
Provision (benefit) for income taxes	32	34
Equity method investment earnings (loss)	(7)	(1)
Net (earnings) loss attributable to noncontrolling interest	(1)	(8)
Net earnings attributable to FIS common stockholders	148	182
FIS non-GAAP adjustments:
Depreciation and amortization (1)	368	352
Acquisition, integration and other costs (2)	100	57
Acquisition deferred revenue adjustment (3)	—	2
Loss (gain) on sale of businesses and investments (4)	6	(3)
Equity method investment earnings (loss) (5)	7	—
Provision for income taxes on non-GAAP adjustments	(94)	(90)
Total non-GAAP adjustments	387	318
Adjusted net earnings, net of tax	$535	$500

Net earnings per share - diluted attributable to FIS common stockholders	$0.45	$0.54
FIS non-GAAP adjustments:
Depreciation and amortization (1)	1.13	1.05
Acquisition, integration and other costs (2)	0.31	0.17
Acquisition deferred revenue adjustment (3)	—	0.01
Loss (gain) on sale of businesses and investments (4)	0.02	(0.01)
Equity method investment earnings (loss) (5)	0.02	—
Provision for income taxes on non-GAAP adjustments	(0.29)	(0.27)
Adjusted net earnings per share - diluted attributable to FIS common stockholders	$1.64	$1.50
Weighted average shares outstanding-diluted	326	334

Amounts in table may not sum or calculate due to rounding.

See notes to Exhibit E.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
SUPPLEMENTAL GAAP TO NON-GAAP RECONCILIATIONS — UNAUDITED
(In millions, except per share amounts)

Exhibit E (continued)

Notes to Unaudited - Supplemental GAAP to Non-GAAP Reconciliations for the three months ended March 31, 2019 and 2018.

The adjustments are as follows:

(1)
This item represents the impact of depreciation and amortization expense. The Company has excluded the impact of depreciation of fixed assets and amortization of intangibles as such amounts can be significantly impacted by the timing and/or size of acquisitions. Although the Company excludes these amounts from its non-GAAP expenses, the Company believes that it is important for investors to understand that such tangible and intangible assets contribute to revenue generation. Depreciation and amortization of assets, including those that relate to past acquisitions, will recur in future periods until such assets have been fully depreciated or amortized. Any future acquisitions may result in the depreciation and/or amortization of future assets. Within the depreciation and amortization item, $195 million and $169 million for the three months ended March 31, 2019 and 2018, respectively, consist of depreciation and amortization of non-purchase accounting assets. The tax effects related to depreciation and amortization of non-purchase accounting assets are $37 million and $32 million for the three months ended March 31, 2019 and 2018, respectively.

(2)
This item represents acquisition and integration costs primarily related to the potential acquisition of Worldpay and certain other costs including those associated with data center consolidation activities of $8 million in the first quarter of 2019. For the first quarter of 2018, this item represents acquisition and integration costs primarily related to the SunGard acquisition, and certain other costs.

(3)
This item represents the impact of the purchase accounting adjustment to reduce SunGard's deferred revenues to estimated fair value, determined as fulfillment cost plus a normal profit margin. The deferred revenue adjustment represents revenue that would have been recognized in the normal course of business by SunGard under GAAP if the acquisition had not occurred, but was not recognized due to GAAP purchase accounting requirements. The year ended December 31, 2018 was the final year impacted by this purchase accounting adjustment.

(4)	This item represents the net pre-tax loss (gain) on sale of businesses and investments during the first quarter of 2019 and 2018.

(5)	This item represents our equity method investment earnings or loss and is predominantly due to our equity ownership interest in Cardinal Holdings, LP.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
SUPPLEMENTAL GAAP TO NON-GAAP RECONCILIATIONS ON GUIDANCE — UNAUDITED

Exhibit F

	Year ended
	December 31, 2019
	Low	High

Consolidated GAAP revenue increase/(decrease)	—%	0.5%

Estimated adjustments (1)	4.0%	4.0%

Consolidated organic revenue increase	4.0%	4.5%

	Year ended
	December 31, 2019
	Low	High

Net earnings margin attributable to FIS common stockholders	12.1%	13.5%

Estimated adjustments (2)	26.6%	25.7%

Adjusted EBITDA margin	38.7%	39.2%

	Year ended
	December 31, 2019
	Low	High

Net earnings per share - diluted attributable to FIS common stockholders	$3.15	$3.55

Estimated adjustments (3)	4.20	4.00

Adjusted net earnings per share - diluted attributable to FIS common stockholders	$7.35	$7.55

(1)
Estimated adjustments for the full-year 2018 needed to create a comparable base year for organic revenue increase/decrease include the addition of deferred revenue adjustments, and the subtraction of pre-divestiture revenue, in the applicable periods, associated with the divestitures of Reliance Trust Company of Delaware, Kingstar, Certegy Check Services in North America business unit and the unwinding of the Brazilian Venture. Estimated adjustments for the full-year 2019 include the addition or subtraction of revenue associated with foreign currency translation. The effect of the foregoing estimated adjustments are shown on a combined basis.

(2)	Estimated adjustments for the full-year 2019 include acquisition, integration and other costs and other items.

(3)
Estimated adjustments for the full-year 2019 include depreciation and amortization, acquisition, integration and other costs, equity method investment earnings (loss) and other items, net of tax impact.